Mail Stop 3561

July 11, 2007

Mr. John McLane, Chief Executive Officer
eSavingsStore.com, Inc.
1174 Manito Drive, NW
P.O. Box 363
Fox Island, Washington 98333

      Re: **eSavingsStore.com, Inc.**
              Form 10-KSB for the year ended December 31, 2006
              Filed April 17, 2007
              Form 10-QSB for the quarter ended March 31, 2007
              Filed May 21, 2007
              File No. 333-123774

Dear Mr. McLane:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-KSB for the year ended December 31, 2006</u>

<u>Financial Statements</u>
<u>Report of Independent Registered Public Accounting Firm</u>

1.   We note that the audit report included in your 10-KSB for the year ended December 31, 2006 does not contain the accounting firm's city and state, signature, or date as required by Regulation S-X, Article 2-02(a). Please have your auditor revise the report and amend your 10-KSB accordingly.

<u>Notes to Financial Statements</u>
<u>Note 3. Intangible Asset and Long-term Liabilities</u>

2.   We note the disclosure indicating that the Company has purchased rights to participate in timeshare use, or to allow certain others the use of a specified number of days lodging in FRI timeshare properties. We also note that these rights are granted in the form of points and that the Company received 615,000 points at the date of purchase and will receive 315,000 points on each anniversary date for the next 99 years under the terms of this agreement. We also note that since the points do not have a finite useful life over which to amortize their cost, they are being accounted for as an indefinite lived intangible asset. Given the fact that these points will be received for only the 99 year term of the agreement and the fact that once points are transferred or sold to other parties, they cannot be used by the Company, please explain why you believe it is appropriate to account for the rights acquired as an indefinite lived intangible asset pursuant to the guidance in paragraph 11 of SFAS No.142. Since the Company forfeits its rights to use the points once they are sold or transferred to other parties, it appears the cost of the rights or related points should be amortized to expense as they are sold or transferred to other parties. Please advise us of the rationale for the treatment used or revise your financial statements to amortize the cost of the rights to expense as they are transferred or sold to other parties.

3.   We note the disclosure indicating that the Company entered into an agreement on August 25, 2006 in which the Company sold 600,000 of its travel points to a vendor to settle debts aggregating $27,576. Please explain in detail why you believe it was appropriate to recognize revenue in connection with this transaction, rather than a reduction of the value assigned to the intangible asset. As part of your response, please indicate why the creditor was willing to accept these travel points in settlement of the payable and indicate whether this transaction represented a troubled debt restructuring which should be accounted for pursuant to SFAS No.15. If, not, please explain why. In addition, please explain in detail how you determined the fair value of the travel credits relinquished in connection with this transaction and explain how you determined

that the fair value of the travel credits relinquished in this transaction equaled the amount of the payable that was settled. Also, please indicate whether the party to which the points were transferred was affiliated or related to the Company.

4.   In a related matter, please explain how you account for the travel points received each year from FRI and explain why you believe the treatment used is appropriate. If you assign no value to these points as they are received, please explain why you believe it is appropriate to recognize "revenue" when the points are transferred to other parties.

Note 4. Stockholders' Equity

5.   Please tell us how you valued the stock issued in October 2006 in return for services. We note that the stock was issued for $.0034 per share, however, your closing stock price on that date was $1.61 per share. As part of your response, you should address how you determined that the value of the shares issued approximated the fair value of services rendered.

Note 6. Consulting Agreement

6.   We note the disclosure indicating that the Company is required to pay its consultant $9,000 cash and 300,000 timeshare points for consulting services. We also note that the timeshare points were valued proportionately to the $27,576 in revenue recognized from the 600,000 points granted in connection with the reduction of debt. Please explain in detail how you valued the 300,000 timeshare points issued in this transaction and explain your planned accounting treatment for the points to be issued to this consultant.

Exhibit 32

7.   We note that exhibit 32 provided by your CEO, John McLane was not signed. Please revise your 10-KSB to include the signed certification.

Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007
Consolidated Balance Sheets

8.   Please tell us and explain in the notes to the Company's financial statements the nature and terms of the transaction in which the Company received a $23,294 note payable from a related party during the quarter ended March 31, 2007. As part of your response and your revised disclosure, please indicate the nature of the

Company's relationship with this related party and disclose the interest rate and repayment terms for the note payable.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief